

ALLGREEN PROPERTIES LIMITED

04 FEB 18 7: 21

File No. 82-4959

Date: 3 FEB 2004

U S Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N W
Washington D C 20549
United States of America

SUPPL

Attn: Ms Rani Doyle

Dear Sirs

ANNOUNCEMENTS TO THE SINGAPORE EXCHANGE SECURITIES TRADING LIMITED ("SGX")

We forward herewith the announcement(s) which were recently released to the SGX, for your information.

Yours faithfully

ISOO TAN
COMPANY SECRETARY

enc

File No. 82-4959

MASNET No. 33 OF 03.02.2004
Announcement No. 33

ALLGREEN PROPERTIES LIMITED

DATE OF RELEASE OF RESULTS FOR FULL YEAR FINANCIAL STATEMENT AND DIVIDEND ANNOUNCEMENT

The Company wishes to advise that it intends to release its full year results for the year ended 31 December 2003 on or about 23 February 2004.

Submitted by Ms Isoo Tan, Company Secretary on 03/02/2004 to the SGX

MASNET No. 36 OF 03.02.2004
Announcement No. 36

ALLGREEN PROPERTIES LIMITED

ISSUE AND ALLOTMENT OF SHARES PURSUANT TO EXERCISE OF OPTIONS UNDER THE ALLGREEN SHARE OPTION SCHEME 2002

The Company wishes to announce the issue and allotment of an aggregate of 67,000 ordinary shares of S$0.50 each in the capital of the Company, at the subscription price of S$0.95 each, pursuant to the exercise of options granted under the Allgreen Share Option Scheme 2002. These new shares have been listed and quoted on the Singapore Exchange on 28 January 2004.

The new shares issued will rank pari passu in all respects with the existing shares of the Company.

Upon the issue of the new shares, the number of issued and paid-up shares in the capital of the Company is increased to 1,050,606,000 ordinary shares of S$0.50 each.

By Order of the Board
Ms Isoo Tan
Company Secretary

Submitted by Ms Isoo Tan, Company Secretary on 03/02/2004 to the SGX